12526 High Bluff Drive

Suite 155

San Diego, California 92130

O. 760.230.8986

F. 760.230.7042

M. 949.798.9986

June 1, 2012

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Larry Spirgel, Assistant Director

Re:	VelaTel Global Communications, Inc. Request to Withdraw Registration Statement on Form S-3 (File No. 333-181085)

Ladies and Gentlemen:

On behalf of VelaTel Global Communications, Inc., a Nevada corporation (the “Company”), and pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-181085), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2012.

At this time, due to the current listing status of the Company, the Company has determined to withdraw the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold pursuant to the Registration Statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). Please forward a copy of the Order to the Company’s General Counsel, Kenneth L. Waggoner at (858) 756-0126 .

The Company also advises the Commission , pursuant to Rule 477(c) under the Securities Act , that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this application, please contact the undersigned by telephone at (949) 798-9986 or by fax at (858) 756-01 26 . Thank you for your attention to this matter.

Sincerely,

VelaTel Global Communications, Inc.

/s/ Kenneth L. Waggoner
Kenneth L. Waggoner
Executive Vice President Legal, General
Counsel and Secretary

Cc.	Mr. George Alvarez Ajay Koduri, Esq.